EXHIBIT 21
                         SUBSIDIARIES OF THE REGISTRANT

     Santa Fe Energy Resources, Inc. has 28 wholly-owned subsidiaries, all of which are engaged in the exploration for and development and production of oil and natural gas. Five subsidiaries conduct operations in the United States and 23 subsidiaries conduct operations in foreign areas.